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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Time Warner Telecom Inc.

(Name of Issuer)

Class A Common Stock, par value $0.1 per share

(Title of Class of Securities)

887319101

(CUSIP Number)

December 29, 2000

Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]	Rule 13d-1(b)
[_]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 14 pages

 ........................
 CUSIP NO. 887319101
 ........................
 ...............................................................................
 1.      NAME OF REPORTING PERSONS:  Advance/Newhouse Partnership
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

 ...............................................................................
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                    (a)  [   ]
                                                                    (b)  [   ]
 ...............................................................................
 3.      SEC USE ONLY

 ...............................................................................
 4.      CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
 ...............................................................................
                        5.       SOLE VOTING POWER
                                 0
     NUMBER OF          .......................................................
      SHARES            6.       SHARED VOTING POWER
   BENEFICIALLY                  0
     OWNED BY           .......................................................
       EACH             7.       SOLE DISPOSITIVE POWER
     REPORTING                   0
      PERSON            .......................................................
       WITH:            8.       SHARED DISPOSITIVE POWER
                                 0
 ...............................................................................
 9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                        0
 ...............................................................................
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES
                                                                          [   ]
 ...............................................................................
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                        0%
 ...............................................................................
12.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                        PN
 ...............................................................................

                               Page 2 of 14 pages

 ..........................
 CUSIP NO. 887319101
 ..........................
 ...............................................................................
 1.    NAME OF REPORTING PERSONS:  Newhouse Broadcasting Corporation
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

 ...............................................................................
 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                     (a)  [  ]
                                                                     (b)  [X ]
Newhouse Broadcasting Corporation disclaims membership in a group but its wholly owned subsidiary, Newhouse Telecom Holdings Corp., is party (as successor to
Advance/Newhouse Partnership) to a Stockholders Agreement with MediaOne Group,
Inc. and subsidiaries of Time Warner, Inc.
 ...............................................................................
 3.    SEC USE ONLY

 ...............................................................................
 4.    CITIZENSHIP OR PLACE OF ORGANIZATION

                New York
 ...............................................................................
                        5.       SOLE VOTING POWER
                                 0
     NUMBER OF          .......................................................
      SHARES            6.       SHARED VOTING POWER
   BENEFICIALLY                  9,536,856 shares of Class B Common Stock*
     OWNED BY           .......................................................
       EACH             7.       SOLE DISPOSITIVE POWER
     REPORTING                   0
      PERSON            .......................................................
       WITH:            8.       SHARED DISPOSITIVE POWER
                                 9,536,856 shares of Class B Common Stock
 ...............................................................................
 9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
                        9,536,856 shares of Class B Common Stock
 ...............................................................................
10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES
                                                                          [   ]
 ...............................................................................
11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                22.2%**

 ...............................................................................
12.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                        CO
 ...............................................................................

-----------
* Each share of Time Warner Telecom Inc. ("Time Warner Telecom") Class B
Common Stock is currently convertible on a share for share basis into Time
Warner Telecom's Class A Common Stock.

** Calculated pursuant to Rule 13d-3(d).

                               Page 3 of 14 pages

 ........................
 CUSIP NO. 887319101
 ........................
 ...............................................................................
 1.    NAME OF REPORTING PERSONS:  Advance Voting Trust
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

 ...............................................................................
 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                     (a)  [  ]
                                                                     (b)  [X ]
Advance Voting Trust disclaims membership in a group but its indirect wholly owned subsidiary, Advance Telecom Holdings Corp., is party (as successor to
Advance/Newhouse Partnership) to a Stockholders Agreement with MediaOne Group,
Inc. and subsidiaries of Time Warner, Inc.
 ...............................................................................
 3.    SEC USE ONLY

 ...............................................................................
 4.    CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York
 ...............................................................................
                        5.       SOLE VOTING POWER
                                 0
     NUMBER OF          .......................................................
      SHARES            6.       SHARED VOTING POWER
   BENEFICIALLY                  6,036,063 shares of Class B Common Stock
     OWNED BY           .......................................................
       EACH             7.       SOLE DISPOSITIVE POWER
     REPORTING                   0
      PERSON            .......................................................
       WITH:            8.       SHARED DISPOSITIVE POWER
                                 6,036,063 shares of Class B Common Stock
 ...............................................................................
 9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
                       6,036,063 shares of Class B Common Stock
 ...............................................................................
10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES                                                    [   ]
 ...............................................................................
11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                       15.3%*
 ...............................................................................
12.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                       CO
 ................................................................................

----------
*  Calculated pursuant to Rule 13d-3(d).

                                 Page 4 of 14 pages

 ...............................
 CUSIP NO. 887319101
 ...............................
 ...............................................................................
 1.    NAME OF REPORTING PERSONS: S.I. Newhouse, Jr.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

 ...............................................................................
 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                     (a)  [   ]
                                                                     (b)  [   ]
 ...............................................................................
 3.    SEC USE ONLY

 ...............................................................................
 4.    CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
 ...............................................................................
                        5.       SOLE VOTING POWER
                                 0
     NUMBER OF          .......................................................
      SHARES            6.       SHARED VOTING POWER
   BENEFICIALLY                  15,572,919 shares of Class B Common Stock
     OWNED BY           .......................................................
       EACH             7.       SOLE DISPOSITIVE POWER
     REPORTING                   0
      PERSON            .......................................................
       WITH:            8.       SHARED DISPOSITIVE POWER
                                 15,572,919 shares of Class B Common Stock
 ...............................................................................
 9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
                        15,572,919 shares of Class B Common Stock
 ...............................................................................
10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES
                                                                         [   ]
 ...............................................................................
11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                        31.7%*
 ...............................................................................
12.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                        IN
 ...............................................................................

----------
* Calculated pursuant to Rule 13d-3(d).

                               Page 5 of 14 pages

 ............................
 CUSIP NO. 887319101
 ............................
 ...............................................................................
 1.    NAME OF REPORTING PERSONS: Donald E. Newhouse
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

 ...............................................................................
 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                     (a)  [   ]
                                                                     (b)  [   ]
 ...............................................................................
 3.    SEC USE ONLY

 ...............................................................................
 4.    CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.
 ...............................................................................
                        5.       SOLE VOTING POWER
                                 0
     NUMBER OF          .......................................................
      SHARES            6.       SHARED VOTING POWER
   BENEFICIALLY                  15,572,919 shares of Class B Common Stock
     OWNED BY           .......................................................
       EACH             7.       SOLE DISPOSITIVE POWER
     REPORTING                   0
      PERSON            .......................................................
       WITH:            8.       SHARED DISPOSITIVE POWER
                                 15,572,919 shares of Class B Common Stock
 ...............................................................................
 9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
                        15,572,919 shares of Class B Common Stock
 ...............................................................................
10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES
                                                                         [   ]
 ...............................................................................
11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                        31.7%*
 ...............................................................................
12.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                        IN

 ...............................................................................

----------
* Calculated pursuant to Rule 13d-3(d).

                               Page 6 of 14 pages

This Amendment No. 2 to Schedule 13G is filed to report the beneficial ownership resulting from the distribution on December 29, 2000 of the shares of Time Warner Telecom Class B Common Stock held by Advance/Newhouse Partnership pro rata to its general partners, Advance Communication Corp. and Newhouse Broadcasting Corporation.

Item 1.

(a)	Name of Issuer: Time Warner Telecom Inc.
(b)	Address of Issuer’s Principal Executive Offices: 10475 Park Meadows Drive, Littleton, Colorado 80124.

Item 2.

(a)	Name of Person Filing: Advance/Newhouse Partnership, Advance Voting Trust, Newhouse Broadcasting Corporation, S.I. Newhouse, Jr. and Donald E. Newhouse.
(b)

Address of Principal Business Office or, if none, Residence: The principal place of business of Advance/Newhouse Partnership and Newhouse Broadcasting Corporation is 6005 Fair Lakes Road, East Syracuse, New York 13057. The principal place of business of Advance Voting Trust is c/o Paul Scherer & Company, 335 Madison Avenue, New York, New York 10017. The principal place of business of S.I. Newhouse, Jr. is Four Times Square, New York, New York 10036. The principal place of business of Donald E. Newhouse is Star-Ledger Plaza, Newark, New Jersey 07102.

(c)

Citizenship: Advance/Newhouse Partnership, Advance Voting Trust and Newhouse Broadcasting Corporation are organized under the laws of the State of New York. S.I. Newhouse, Jr. and Donald E. Newhouse are citizens of the United States.

(d)	Title of Class of Securities: Class A Common Stock*
(e)	CUSIP Number: 887319101

Item 3. If this statement is filed pursuant to §§240.13D-1(b) or 240.13D-2(b) or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[_]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[_]	Group, in accordance with §240.13d-1(b)(1) (ii)(J).

Item 4. Ownership.

           Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Item 9 of the cover page for each filing person.
(b)	Percent of class: See Item 11 of the cover page for each filing person.

_____________
* The filing persons beneficially own Time Warner Telecom Class B Common Stock that is currently convertible on a share for share basis into Time Warner Telecom Class A Common Stock.

Page 7 of 14 pages

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: See Item 5 of the cover page for each filing person.
(ii)

Shared power to vote or to direct the vote: See Item 5 of the cover page for each filing person. Solely as a result of an agreement among Time Warner Inc., MediaOne of Colorado, Inc., and Advance Communication Corp. and Newhouse Broadcasting Corporation, as successors to Advance/Newhouse Partnership, to vote their shares in favor of each others’ directors pursuant to a Stockholders Agreement dated as of May 10, 1999 (the “Stockholders Agreement”), the filing persons may be deemed the beneficial owners of 50,363,739 shares of Class B Common Stock owned by Time Warner Inc. and 15,313,342 shares of Class B Common Stock owned by MediaOne of Colorado, Inc. Each of the filing persons disclaims beneficial ownership of the shares covered by the Stockholders Agreement and owned by Time Warner Inc. and MediaOne of Colorado, Inc.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of the cover page for each filing person.
(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of the cover page for each filing person and Item 4(c)(ii) above.

Item 5. Ownership of Five Percent or Less of a Class.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

           Advance/Newhouse Partnership has ceased to be the beneficial owner of more than five percent of the class of securities. This item is inapplicable to the other filing persons.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

           Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

           See Exhibit A attached hereto.

Item 8. Identification and Classification of Members of the Group.

           Inapplicable.

Item 9. Notice of Dissolution of Group.

           Inapplicable.

Item 10. Certification.

           Inapplicable.

Page 8 of 14 pages

SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           Advance Newhouse Partnership

                                           January 8, 2001
                                                       Date

                                           /s/ Robert J. Miron
                                                       Signature

                                           Robert J. Miron - President of
                                           Advance Communication Corp.,
                                           a general partner on behalf
                                           of Advance/Newhouse Partnership
                                           Name/Title

Page 9 of 14 pages

SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           Newhouse Broadcasting Corporation

                                           January 8, 2001
                                                       Date

                                           /s/ Robert J. Miron
                                                       Signature

                                           Robert J. Miron, Vice President
                                           Name/Title

Page 10 of 14 pages

SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           Advance Voting Trust

                                           January 8, 2001
                                                       Date

                                           /s/ S.I. Newhouse, Jr.
                                                       Signature

                                           S.I. Newhouse, Jr., Trustee
                                           Name/Title

Page 11 of 14 pages

SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           January 8, 2001
                                                       Date

                                           /s/ S.I. Newhouse, Jr.
                                                       Signature

                                           S.I. Newhouse, Jr.
                                           Name/Title

Page 12 of 14 pages

SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           January 8, 2001
                                                       Date

                                           /s/ Donald E. Newhouse
                                                       Signature

                                           Donald E. Newhouse
                                           Name/Title

Page 13 of 14 pages

EXHIBIT A

           The shares of Time Warner Telecom Class B Common Stock beneficially owned by Advance Voting Trust are held by its indirect wholly owned subsidiary, Advance Telecom Holdings Corp., which is a wholly owned subsidiary of Advance Communication Corp., a Delaware corporation and a 99% owned subsidiary of Newark Morning Ledger Co., which is a New Jersey corporation and a wholly owned subsidiary of Advance Publications, Inc., a New York corporation and a wholly owned subsidiary of Advance Voting Trust. (1% of the stock of Advance Communication Corp. is owned by The Patriot News Co., a wholly owned subsidiary of Advance Publications, Inc.) The shares of Time Warner Telecom Class B Common Stock beneficially owned by Newhouse Broadcasting Corporation are held by its wholly owned subsidiary, Newhouse Telecom Holdings Corp.

Page 14 of 14 pages